Exhibit 99.2

VERSES® Appoints Public Market Veteran James Christodoulou as Chief Financial Officer

Public Markets CFO Hired as Company Enters Next Phase

VANCOUVER, British Columbia, Feb. 27, 2025 — VERSES AI Inc. (CBOE:VERS) (OTCQB:VRSSF) (“VERSES’’ or the “Company”) a cognitive computing company specializing in next-generation intelligent software systems, announces that the Company has named James Christodoulou as Chief Financial Officer of VERSES Inc. With this addition, the current finance team will remain in place and former CFO Kevin Wilson will assume the role of Executive Vice President - Finance and Accounting.

Mr. Christodoulou brings decades of C-level leadership at privately held and publicly listed companies on the NYSE and NASDAQ. His experience includes FINTECH, EV Mobility, Electrification, Logistics, International Maritime, Energy, and Industrial sectors. As CEO of Industrial Shipping Enterprises Mr. Christodoulou negotiated with Somali pirates when they hijacked one of his tankers. In addition to his extensive capital markets experience, James has helped build and scale businesses for more than 25 years.

Mr. Christodoulou comes to VERSES from Exodus Movement, one of the largest non-custodial crypto wallet, payment, and exchange platforms, where he was Head of Capital Markets and Corporate Development. He was instrumental in Exodus’ groundbreaking billion-dollar uplisting to the NYSE, becoming the first company in the U.S. to trade on a national stock exchange and digitally on Blockchain. He also established relationships between EXOD and Wall Street investment banks, research analysts and investors.

“On behalf of VERSES I want to welcome James to the team,” said Gabriel René, Founder and CEO of VERSES. “I am excited to leverage his wealth of capital markets experience, and I look forward to working with him as we move into the commercial growth phase of our business.”

From June 2022 to March 2024, Mr. Christodoulou was Director of Finance at Collectable Technologies Inc. (CTI), an early- stage PE sponsored FINTECH online platform and broker dealer that democratizes the ability to own high-end collectable assets that were once only available to financial institutions, collectors, or high net-worth individuals. While there, he successfully managed the merger of CTI into a European-based holding company. From May 2021 to January 2023, Mr. Christodoulou was the CFO of Ryze Renewables, with the aim of building one of the largest independent renewable diesel refining companies in the United States. Before that, he was President, Chief Operating Officer and Director of Blink Charging Co. (NASDAQ), a vertically integrated, manufacturing company which owns and operates an international network of EV charging stations and owns the largest network of EV chargers in the US. While at BLNK, he grew and expanded sales internationally and oversaw capital raises of $280 million in multiple follow-on offerings. Prior to this, Mr. Christodoulou spent years in the shipping industry in leadership roles leading the IPOs at General Maritime Corp., Inc., (NYSE) for $165MM, Ocean Freight Inc., (NASDAQ) for $235MM and Top Tankers (NASDAQ) for $147M.

“I am thrilled to join VERSES and be part of an amazing team of people who are working together to commercialize an emerging technology,” said James Christodoulou. “I am confident that my decades of capital markets experience and ability to bring proven business practices to cutting edge business models will have a positive impact on the Company and its business.”

Mr. Christodoulou leveraged his capital markets experience and, for a time, was Managing Director & Director of Research at Dahlman Rose & Co. (DRCO), a full-service investment bank and broker dealer specializing in the maritime transportation, logistics, energy and natural resources sectors.

Mr. Christodoulou was the CEO of Industrial Shipping Enterprises, when its oil tanker Biscaglia was hijacked by Somali Pirates who held the ship and crew hostage for 58 days. James personally negotiated with the pirates for the safe release of his ship and crew. As a result of his unique first-hand experience, James lectures worldwide on Crisis Management and Risk Mitigation.

Mr. Christodoulou attended Rutgers University for his BA and Columbia Business School for his MBA where he was class president. He is a CFA Level III Candidate and received the Series 7, Series 63, Series 86, and Series 87 FINRA Certifications.

About VERSES

VERSES is a cognitive computing company building next-generation intelligent software systems modeled after the wisdom and genius of Nature. Designed around first principles found in science, physics and biology, our flagship product, Genius, is a suite of tools for machine learning practitioners to model complex dynamic systems and generate autonomous intelligent agents that continuously reason, plan, and learn. Imagine a Smarter World that elevates human potential through technology inspired by Nature. Learn more at verses.ai, LinkedIn, and X.

On behalf of the Company

Gabriel René, Founder & CEO, VERSES AI Inc.

Press Inquiries: press@verses.ai

Investor Relations Inquiries

U.S., Matthew Selinger, Partner, Integrous Communications, mselinger@integcom.us 415-572-8152

Canada, Leo Karabelas, President, Focus Communications, info@fcir.ca 416-543-3120

Cautionary Note Regarding Forward-Looking Statements

When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. Although VERSES believes, in light of the experience of their respective officers and directors, current conditions and expected future developments and other factors that have been considered appropriate, that the expectations reflected in the forward-looking statements and information in this press release are reasonable, undue reliance should not be placed on them because the parties can give no assurance that such statements will prove to be correct. The forward-looking statements and information in this press release include, among other things, statements regarding the expected impacts of the appointment of Mr. Christodoulou as CFO on the Company and its business.

There are risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward- looking statements and information. In making the forward-looking statements in this news release, the Company has applied various material assumptions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. There are a number of important factors that could cause VERSES actual results to differ materially from those indicated or implied by forward-looking statements and information. Such factors may include, among other things, the ability of Mr. Christodoulou to leverage his past experience and effectively use his role as CFO to positively impact the Company and its business. The Company undertakes no obligation to comment on analyses, expectations or statements made by third parties in respect of its securities or its financial or operating results (as applicable).

Additionally, forward-looking statements involve a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation: the risk that the appointment of Mr. Christodoulou as CFO may not have the anticipated impact on the Company or its business. VERSES cautions that the foregoing list of material factors is not exhaustive. When relying on VERSES’ forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. VERSES has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of VERSES as of the date of this press release and, accordingly, are subject to change after such date. VERSES does not undertake to update this information at any particular time except as required in accordance with applicable laws.